SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Pinduoduo Inc.

(Name of Issuer)

Class A ordinary shares, $0.000005 par value per share

(Title of Class of Securities)

722304 102**

(CUSIP Number)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 722304 102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “PDD.” Each ADS represents four Class A ordinary shares of the issuer.  No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Zheng Huang

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,409,744,080(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,409,744,080(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,744,080(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 29.4%(2)

12	Type of Reporting Person IN

(1)           Consists of (i) 1,134,932,140 Class B ordinary shares directly held by Walnut Street Investment, Ltd. and (ii) 274,811,940 Class B ordinary shares directly held by Walnut Street Management, Ltd. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)           Calculation is based on a total of 4,790,504,988 ordinary shares (being the sum of 3,380,760,908 Class A ordinary shares and 1,409,744,080 Class B ordinary shares) of the Issuer outstanding as of the date hereof as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

1	Name of Reporting Person Steam Water Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization the British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,409,744,080(3)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,409,744,080(3)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,744,080(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 29.4%(4)

12	Type of Reporting Person CO

(3)           Consists of (i) 1,134,932,140 Class B ordinary shares directly held by Walnut Street Investment, Ltd. and (ii) 274,811,940 Class B ordinary shares directly held by Walnut Street Management, Ltd. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4)           Calculation is based on a total of 4,790,504,988 ordinary shares (being the sum of 3,380,760,908 Class A ordinary shares and 1,409,744,080 Class B ordinary shares) of the Issuer outstanding as of the date hereof as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

1	Name of Reporting Person Walnut Street Investment, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization the British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,134,932,140

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,134,932,140

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,932,140

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 23.7%(5)

12	Type of Reporting Person CO

(5)           Calculation is based on a total of 4,790,504,988 ordinary shares (being the sum of 3,380,760,908 Class A ordinary shares and 1,409,744,080 Class B ordinary shares) of the Issuer outstanding as of the date hereof as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

1	Name of Reporting Person Walnut Street Management, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization the British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 274,811,940

	6	Shared Voting Power 0

	7	Sole Dispositive Power 274,811,940

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 274,811,940

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.7%(6)

12	Type of Reporting Person CO

(6)           Calculation is based on a total of 4,790,504,988 ordinary shares (being the sum of 3,380,760,908 Class A ordinary shares and 1,409,744,080 Class B ordinary shares) of the Issuer outstanding as of the date hereof as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 1(a).	Name of Issuer: Pinduoduo Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, the People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Zheng Huang; (ii) Steam Water Limited; (iii) Walnut Street Investment, Ltd.; and (iv) Walnut Street Management, Ltd. (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Zheng Huang
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, the People’s Republic of China

For Steam Water Limited
Ritter House, Wickhams Cay II
Road Town, Tortola
The British Virgin Islands

For Walnut Street Investment, Ltd. and Walnut Street Management, Ltd.
Trinity Chambers, P.O. Box 4301
Road Town, Tortola
The British Virgin Islands

Item 2(c)

Citizenship:
Zheng Huang — the People’s Republic of China
Steam Water Limited — the British Virgin Islands

Walnut Street Investment, Ltd. — the British Virgin Islands
Walnut Street Management, Ltd. — the British Virgin Islands

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.000005 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
722304 102

This CUSIP number applies to the American depositary shares of the Issuer, each representing four Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable.

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Zheng Huang	1,409,744,080	29.4%	80.7%	1,409,744,080	0	1,409,744,080	0
Steam Water Limited	1,409,744,080	29.4%	80.7%	1,409,744,080	0	1,409,744,080	0
Walnut Street Investment, Ltd.	1,134,932,140	23.7%	64.9%	1,134,932,140	0	1,134,932,140	0
Walnut Street Management, Ltd.	274,811,940	5.7%	15.7%	274,811,940	0	274,811,940	0

As of the date hereof, (i) 1,134,932,140 Class B ordinary shares were directly held by Walnut Street Investment, Ltd. and (ii) 274,811,940 Class B ordinary shares were directly held by Walnut Street Management, Ltd. Each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is controlled by Steam Water Limited, which in turn is beneficially owned by Mr. Zheng Huang through a trust established under the laws of the British Virgin Islands. Mr. Huang is the settlor of the trust, and Mr. Huang and his family members are the trust’s beneficiaries.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 4,790,504,988 ordinary shares (being the sum of 3,380,760,908 Class A ordinary shares and 1,409,744,080 Class B ordinary shares) of the Issuer outstanding as of the date hereof as a single class. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class as of the date hereof. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A

Joint Filing Agreement (incorporated by reference to Exhibit 99.A of the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Issuer on February 13, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2020

ZHENG HUANG

/s/ Zheng Huang

Steam Water Limited

By:	/s/ Rustem Limited
Name:	Rustem Limited
Title:	Director

Walnut Street Investment, Ltd.

By:	/s/ Zheng Huang
Name:	Zheng Huang
Title:	Authorized Signatory

Walnut Street Management, Ltd.

By:	/s/ Zheng Huang
Name:	Zheng Huang
Title:	Authorized Signatory